United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attn:  Mr. H. Christopher Owings

Re: Innovative Product Opportunities Inc. (the "Company")
    Registration Statement on Form S-1
    Filed June 22, 2010
    File Number: 333-167667

Dear Mr. Owings:

I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Company's Registration Statement on Form S-1 (File No. 333-167667), together with certain exhibits thereto (collectively, the " Registration Statement ").

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated July 21, 2010.

Set forth below is the Company's response to the Staff's comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

GENERAL

Comment 1

Your disclosure indicates that you are a development stage company that intends to provide product development services. We note that you have limited operating history, no customers and no revenues. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise you disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Response 1

We have determined that we are not a blank check company based on the following:

The definition of a blank check company, from the SEC website at http://www.sec.gov/answers/blankcheck.htm, is "A blank check company is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, other entity, or person.".

Furthermore, The Securities Lawyer Handbook at http://www.law.uc.edu/CCL/33ActRls/rule419.html defines a blank check company as set out in the excerpt from Section (a)(2) of Rule 419 of the Securities Act of 1933 below:

a. Scope of the rule and definitions.

        1. The provisions of this section shall apply to every registration statement filed under the Act relating to an offering by a blank check company.

        2. For purposes of this section, the term "blank check company" shall mean a company that:

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                i. Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

                ii. Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

As the Company has a specific business plan which is not to, and does not plan to, engage in a merger or acquisition with an unidentified company or companies, other entity, or person, the Company does not fall within the definition of a blank check company. Furthermore, the Company is actively developing its business plan of providing full-service product development for new and emerging product ideas. As the Company is a startup company, it is completely normal to have limited or no revenues, or agreements to provide same, in place. The development to date has been on the formative aspects and the creation of a Registration Statement so that the Company may raise the funds necessary to accelerate its business plan. The lack of employees (and associated expenses) and accelerated business plan deployment is meant to minimize costs during the Registration Statement review period, which can be lengthy and costly. The Company plans to keep its costs at a minimum until such time as the Registration Statement becomes effective.

Comment 2

We note that you are registering 1,000,000 shares of common stock that are held in trust and to be distributed to the shareholders of Metro One Development Inc. Please explain why the shares were issued in a trust for which one of your directors serves as trustee, the business purpose for this arrangement, and your relationship with Metro One Development Inc. In addition, include the trust in the selling shareholders table on page 16 or tell us why you believe that is not appropriate. We may have further comment upon receipt of your response.

Response 2

Metro One Development Inc. has provided the Company with the technical background knowledge with respect to our first product. As a public company, Metro One Development Inc. understands the benefit of receiving shares in the Company and in turn felt it would be best to have those shares distributed to its shareholders as they are ultimately the owners of the technical knowledge. In addition the Company believes it would be in our best interest as well to have the shares distributed to the shareholders of Metro One Development Inc. as it will increase our shareholder base once the shares are distributed from the trust. Our independent director, (Grant Stummer), was chosen to act as trustee as both Metro One Development Inc. and the Company felt his independent status served best for the role.

The Company has complied with the Staff's comment and added the trust as item #13 on the table on pages 16 and 17

Comment 3

We note your statement on page 15 that the information provided in the selling shareholders table was obtained from the selling shareholders, who may have "sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which (they) provided the information regarding the shares beneficially owned, all or a portion" of their shares. Please be aware that you must substitute new names in the selling shareholders table by means of a Rule 424 prospectus. Refer to Question 220.04 of the Compliance and Disclosure Interpretations relating to Securities Act Rules located at our website, at www.sec.gov

Response 3

The Company is aware of the Rule and will provide new names, if necessary, in the selling shareholder table of the Rule 424 prospectus.

OUTSIDE FRONT COVER OF PROSPECTUS

Comment 4

Please indicate, if true, that the selling shareholders will receive all net proceeds of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Response 4

The selling shareholders shall receive all net proceeds of the offering. Please see the outside front cover of the registration statement.

Comment 5

On the bottom of the page, please delete the phrase "Subject to Completion" prior to stating the date of the prospectus.

Response 5

The Company has revised the Registration Statement in response to this comment. Please see the bottom of page 5.

Comment 6

Please move the section entitled "Dealer Prospectus Delivery Obligation" to the outside back cover of the prospectus. Refer to Item 502(b) of Regulation S-K.

Response 6

The Company has revised the Registration Statement in response to this comment. Please see the outside back cover of the prospectus.

Comment 7

Please revise to remove any redundancies from you prospectus cover page. In this regard, we note that you include the legends required by Items 501(b)(7) and (10) twice on you cover page.

Response 7

The Company has revised the Registration Statement in response to this comment. Please see the prospectus cover page.

PROSPECTUS SUMMARY, PAGE 6

Comment 8

Please revise the fourth and fifth paragraphs on this page to clarify that, although you intend for your stock to be listed on the Over-the-Counter Bulletin Board, you cannot guarantee that it will be so listed. In addition, please revise your disclosure to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please also indicate that there is no guarantee that you will find a market maker to trade you securities. This comment also applies to the disclosure in the section "Determination of Offering Price" on page 14 and in the third paragraph on page 18.

Response 8

The Company has revised the Registration Statement in response to this comment. Please see the "Prospectus Summary" section on page 6 and the "Determination of Offering Price" section on page 14.

RISK FACTORS, PAGE 7

Comment 9

We note your indication on pages 8 and 23 that you have not "completed development of your first product." This suggests that you have a client that has retained you for purposes of designing a product, however, your disclosure elsewhere would seem to indicate that you have no clients at this stage. Please revise or advise. Note similar statements elsewhere, such as on page 9, where you state that you "intend to expand your customer base...." And page 20 where you refer to the "first product."

Response 9

The Company has revised the Registration Statement in response to this comment. Please see the pages indicated in the Staff's comment above.

Comment 10

Please revise the risk factor "if we are unable to obtain additional financing...." To quantify the amount of funds you require to further develop and implement your business plan. Please make similar revisions to your Liquidity section of your Management's Discussion and Analysis to quantify this amount and elaborate upon how you intend to allocate such funds. If you intend to rely upon advances from you officers for purposes of implementing your business plan, please state this.

Response 10

The Company has revised the Registration Statement in response to this comment. Please see page 9 and our Management's Discussion and Analysis.

Comment 11

Several of you risk factors appear to be duplicative of one another. Please revise to remove any duplication. As examples only, please refer to the risk factors on pages 10 and 12 and the references to the increased costs and demands of being a public company and pages 11 and 13 and the references to the volatility of the price of your stock.

Response 11

The Company has revised the Registration Statement in response to this comment.

DETERMINATION OF OFFERING PRICE, PAGE 14

Comment 12

Please describe the various factors you considered in determining the offering price of the shares of common stock being offered. Refer to
Item 505(a) of Regulation S-K.

Response 12

The Company has revised the Registration Statement in response to this comment. Please see the "Determination of Offering Price" section on page 14.

SELLING SHAREHOLDERS, PAGE 16

Comment 13

Please state whether The Cellular Connection Ltd. is a broker-dealer or an affiliate of a broker-dealer.

Response 13

The Cellular Connection Ltd is not a broker-dealer and is not an affiliate of a broker-dealer.

PLAN OF DISTRIBUTION, PAGE 18

Comment 14

Please elaborate upon your reference to "free trading" in your discussion of the terms of the trust.

Response 14

The Company has revised the Registration Statement in response to this comment. Please see the "Plan of Distribution" section on page 18.

INTEREST OF NAMED EXPERTS AND COUNSEL, PAGE 19

Comment 15

We note your statement that no expert will receive an interest in your company. We also note that once of your selling shareholders, Evan Schwartzberg, provided accounting and financial services to your company in exchange for the issuance of 1,000,000 shares, all of which are being offered pursuant to this registration statement. Please confirm, if true, that Mr. Schwartzberg did not serve as an expert named in the registration statement as having prepared or certified any portion thereof, including as an employee of DeJoya Griffith & Company, LLC Refer to Item 509 of Regulation S-k.

Response 15

The Company respectfully submits that Mr. Schwartzberg did not serve as an expert named in the registration statement as having prepared or certified any portion thereof. Mr. Schwartzberg has never been an employee of DeJoya Griffith & Company, LLC.

DESCRIPTION OF BUSINESS, PAGE 19

Comment 16

It appears that the nature of your intended business is to provide product development services to your clients. However, portions of your disclosure suggest that you also intend to sell and or distribute products to your clients. In this regard, we note your statements regarding "the clients to whom (you) market your products," your intention to develop wholesale operations "as (you) develop products," and the fact that you "have not completed development of your first product." Please clarify the intended scope and nature of your business, including whether you intend to sell products or services or both. In addition, we note your statement that you intend to "be involved with every step of a project, such as creation...."
Please describe the extent to which you intend to participate in the creation of products.

Response 16

The Company has complied with the Staff's comment

Comment 17

Please revise to explain what services your selling stockholders provided to you. In this regard, we note that several of them provided business development services or design and technical services, though it's unclear how they assisted you and at what phase you are in developing and implementing your business plan.

Response 17

The Company has complied with the Staff's comment

OUR BUSINESS, PAGE 19

Comment 18

Please explain what you mean by "production products" in the last paragraph of page 19. Clarify whether these are the only types of products you will develop and elaborate to provide examples of the types of products you intend to develop. In this regard, we note that your competitors develop products in a variety of fields, including medical devices and consumer products.

Response 18

The Company has revised the Registration Statement in response to this comment. Please see the "Our Business" section on page 19.

CUSTOMERS, PAGE 20

Comment 19

Please revise to elaborate upon the categories of customers to whom you intend to market your services and explain how you intend to make your services known to them.

Response 19

The Company has revised the Registration Statement in response to this comment. Please see page 20.

WHOLESALE OPERATIONS, PAGE 20

Comment 20

We note your statement that you do not currently have any wholesale operations and that you intend to develop such operations in the future. Please describe the nature of the wholesale operations you intend to develop.

Response 20

The Company has revised the Registration Statement in response to this comment. Please see the "Wholesale Opertaions" section on page 20.

PRODUCT DEVELOPMENT, PAGE 20

Comment 21

Please describe the business in which Metro One Development Inc. is engaged and the nature of the services that Metro One Development Inc. provides to you.

Response 21

Metro One Development, Inc is an interactive out of home media company giving the consumer more control over their media experience and creating highly entertaining branding displays that respond to the physical movements of the consumer. They are sharing their knowledge on products they have developed.

MANUFACTURING AND PRODUCT SOURCING, PAGE 21

Comment 22

Please identify your independent suppliers and subcontractors and elaborate upon the role they will play in your business.

Response 22

The Company has revised the Registration Statement in response to this comment. Please see page 21. At this time the Company cannot identify specific subcontractors as they are utilized on a product by product basis

FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2009 AND MARCH 31, 2010

GENERAL

Comment 23

Please update your financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X at the time of effectiveness.

Response 23

We understand that we may be required to update our financial statements to comply with Rule 8-08 of Regulation S-X at the time of effectiveness based on the age of our financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F1

Comment 24

In the fourth paragraph, your audit opinion references Note 3 as where the company discusses the events that raise substantial doubt about it's ability to continue as a going concern. It appears that this should refer to Note 2. Please advise or revise.

Response 24

The Company has revised the Registration Statement in response to this comment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STOCK - BASED COMPENSATION, PAGE F8

Comment 25

We note your disclosure of the stock issued as compensation for services to your founder and chief executive officer during 2009. We have the following comments:

        * Please revise your footnotes to provide the disclosures required by ASC 718-10-50-2 for these stock grants.

        * In your response, please expand upon the disclosure required by ASC 718-10-50-2(f)(1) to tell us whether a contemporaneous or retrospective valuation was performed for each stock grant and whether you used a valuation specialist. If you did not use a valuation specialist, please describe to us the objective evidence that supports your determination of the fair value of your common stock at each grant or issue date.

        * With reference to ASC 718-10-30, please explain to us how you determined that the value of your stock in April 2009 at the time of this issuance was only $0.0001 per share.

Response 25

        * The Company revised Note 3 to comply with the disclosure requirements of ASC 718-10-50-2.

        * A contemporaneous valuation of the stock grant was performed by the Company.

        * On April 3, 2009, the shares of the Company were not trading and there were no arm's length transactions in the Company shares with an independent party. As such, a quoted market price or a recent transaction in the Company shares was not available to estimate fair value. On the date of issue of the stock grant, the Company was recently formed or in the process of being formed and processed no assets. The fair value of the Company shares was estimated to be equal to the par value of $0.0001 per share of the Company's common stock.

Comment 26

We note your disclosures in Note 6 concerning stock issued to various non-employees on May 14, 2010 in exchange for services. When you update your financial statements to June 30, 2010, please update your footnotes to provide the disclosures required by ASC 505-50-50 for these stock grants. Additionally, please explain to us whether you valued these issuance based on the fair value of the consideration received or the fair value of the equity instruments issued and how you determined which of these was more reliably measurable. If you valued these stock issuances based on the fair value of the equity instruments issued, please explain to us in reasonable detail how you determined the fair value of your stock.

Response 26

The Company will update the footnotes in the June 30, 2010 interim financial statements for the disclosures required by ASC 505-50-50 for the stock issued to various non-employees on May 14, 2010 in exchange of services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 23

MANAGEMENT'S STRATEGIC VISION, PAGE 23

Comment 27

Please revise to elaborate upon your overall business strategy and how you intend to generate revenues. Please provide details regarding each step of your plan to take, the timeline for each step and how much additional capital you will require in order to fully implement your strategic vision.

Response 27

The Company has revised the Registration Statement in response to this comment.

GENERAL AND ADMINISTRATIVE EXPENSES, PAGE 23

Comment 28

We note that you state that the general and administrative expense of $2,000 for the period ended December 31, 2009 can be primarily attributed to your need to pay for incorporation costs and filing fees. However, in Note 3 to your financial statements on page F10 you state that $459 was for payment of incorporation costs and $1,541 was to pay for services of your CEO. Please revise to be consistent.

Response 28

The Company has revised the Registration Statement in response to this comment.

LIQUIDITY, PAGE 24

Comment 29

We note that your auditors' report contains a going concern modification. In accordance with FRC 607.02, your discussion of liquidity within Management's Discussion and Analysis should provide prominent disclosure of the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern, and you should disclose management's viable plans to overcome this uncertainty. Your current statement that you need additional capital in the next 12 months, and if you cannot raise such capital, you may have to curtail your operations is overly generic. Your discussion of management's plans should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in a tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. Please revise accordingly

Response 29

The Company included additional disclosure to comply with the Staff's comment.

OPERATING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS, PAGE 24

Comment 30

We note your statement that your "executive officers and directors have committed to advancing certain operation costs in order to start implementing your business plan." Please disclose the amounts that your executive officers and directors have committed to advance to you, as well as the terms of such commitments, including the expected timing of receipt of such amounts. In addition, please explain why your operationg capital is limited to the personal resources of your chief exective officer, considering that your other executive officers and directors also have committed to advance funds to you.

Response 30

The Company has revised the Registration Statement in response to this comment.

BIOGRAPHIES OF EXECUTIVE OFFICERS AND DIRECTORS, PAGE 25

Comment 31

Please revise to clarify whether Mr. McLean has worked for the past five years at a brokerage firm, at his international product development firm, or both, and identify these places of employment by name. In addition, please identify by name the plastic design company and custom plastics molder at which Messrs Clark and Stummer, respectively, have been employed for the past five years. Please also ensure that you have provided information regarding the specific experience, qualifications attributes or skills of your director that led to the conclusion that they should serve as such; refer to Item 401(e) of regulation S-K.

Response 31

The Company has revised the Registration Statement in response to this comment.

DIRECTOR INDEPENDENCE, PAGE 28

Comment 32

We note your statement that you "intend to apply to have your common stock traded on the Over-the -Counter Bulletin Board, or OTCBB." Please revise your disclosure to clarify that you intend to have a market maker file an application on your behalf in order to make a market for you common stock.

Response 32

The Company has revised the Registration Statement in response to this comment.

Comment 33

Please state whether Mr. Clark is independent. Refer to Item 407(a) of Regulation S-K

Response 33

The Company has revised the Registration Statement in response to this comment.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES, PAGE 29

Comment 34

Please also state the general effect of any statute under which any of your controlling person, directors or officers is insured or indemnified in any manner against liability which he may incur in his capacity as such. Refer to Item 702 of regulation S-K.

Response 34

The Company has revised the Registration Statement in response to this comment.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 30

Comment 35

We note your disclosure regarding the sales of securities conducted under Rule 506 of Regulation D. It does not appear as though you have filed any Forms D in connection with these sales. Please advise.

Response 35

The company will file a Form D with the Securities and Exchange Commission.

EXHIBIT INDEX, PAGE 31

Comment 36

Please confirm that the unregistered issuances of securities were not made pursuant to any subscription, contribution or similar agreements or, if they were, file those agreements as exhibits. In addition, please confirm that the loans from you chief executive officer were not made pursuant to any loan agreements or promissory notes or, if they were, file those agreements as exhibits.

Response 36

The Company confirms that none of the issuances of securities were made pursuant to any subscription, contribution or similar agreements. In addition the Company confirms that none of the loans from our chief executive officer were made pursuant to any loan agreements or promissory notes.

UNDERTAKINGS, PAGE 31

Comment 37

Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response 37

The Company has revised the Registration Statement in response to this comment.

Comment 38

Because the shares of common stock subject to this resale offering already are issued and outstanding, please revise the opinion to opine that the shares are legally issued, fully paid and non-assessable. In addition, in the first paragraph please revise the current reference to "a selling security holder" to reflect that there are multiple selling shareholders participating in this offering. Also, Please revise the first paragraph to complete the file number of the registration statement. Finally please revise the last paragraph to refer to the correct section of the registration statement in which counsel is identified.

Response 38

Our counsel has revised their opinion in response to this comment.



If you have further questions or comments, please feel free to contact us or our counsel.

We are happy to cooperate in any way we can.



        Regards,

        /s/ Doug Clark, CEO
        -------------------


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